April 27, 2009

Ms. Kate Tillan
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
Composite Technology Corporation
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 23, 2008
Amendment No. 2 to Form 10-K for the Fiscal Year Ended
September 30, 2008 filed March 9, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2008
File No. 000-10999

Dear Ms. Tillan:

On behalf of Composite Technology Corporation (the “Company” or “CTC”), set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated April 13, 2009 to our Form 10-K for the year ended September 30, 2008 and our quarter ended December 31, 2008. We have reproduced the Staff’s comments in bold type for your convenience and have followed the comment with the Company’s response. References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require.

Amendment No. 2 to Form 10-K for the Fiscal Year Ended September 30, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 37

Recent Developments, page 38 and Results of Operations, page 45

2026 McGaw Ave., Irvine, CA, 92614 T (949) 428-8500 F (949) 428-8515

Ms. Kate Tillan
Securities and Exchange Commission
April 27, 2009
Page | 2

1.
We note that you disclose a non- GAAP measure of EBITDAS on pages 38 and 47. We also note your statement that management believes the measure is a meaningful proxy for the operating cash flow activities.

•	Tell us whether you are presenting this “adjusted EBITDA” as a non- GAAP liquidity measure.

•	If so, tell us how this presentation would be consistent with Item 10(e) and Question 10 of the Division of Corporation Finance Staff FAQ Regarding the Use of Non- GAAP Measures.

•
Also, explain why net income, and not the three major categories of the statement of cash flows, represents the most directly comparable GAAP financial measure for purposes of the required reconciliation.

Response:

Our intention is to provide this metric as an EBITDA figure which is a proxy for cash basis income and not intended to be used as a liquidity measure.  Please notice that the EBITDAS is located in the Operations section of the MD&A as opposed to the liquidity section on page 34.  For future Form 10-Q drafts, we will change the words “operating cash flow” to a proxy for cash basis income (or loss).  EBITDAS provides information for investors to gauge our operational ability to service our existing or potential debt. We present EBITDAS (Earnings before Interest, Taxes, Depreciation, Amortization and Stock Charges) as opposed to EBITDA because this measure excludes SFAS 123R stock charges, which can be considerable while EBITDA would include SFAS 123R stock based expenses. Many investors including investors in our security offerings have requested that we disclose this information in our filings and also disclose this on a segment basis.

In addition, we respectfully submit that presentation of EBITDAS is not prohibited by Item 10(e).  “Stock compensation charges” (the “S” in EBITDAS) are not liabilities that require “cash settlements or would have required cash settlements, absent an ability to settle in another manner.”  Further, EBITDA disclosure is permitted under Item 10(e).  Therefore, we do not believe EBITDAS violates Item 10(e).

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Ms. Kate Tillan
Securities and Exchange Commission
April 27, 2009
Page | 3

We believe Net Income represents the most directly comparable GAAP financial measure to EBITDAS because EBITDAS is defined as Net Income adjusted for interest, taxes, depreciation, allowance and stock charges.

2.
Notwithstanding the above comment, we do not see where you have presented the disclosure you agreed to provide in your response to our comment 8 in your letter dated June 4, 2008. To the extent you conclude above that the presentation would be permitted by Item 10(e) of Regulation S-K, provide us with a copy of the disclosure you would include in future filings to revise the sections to fully comply with the guidance provided in Question 8 of the Division of Corporation Finance Staff Frequently Asked Questions Regarding the Use of Non-GAAP Measures. That disclosure should address the following:

•	The manner in which management uses the non-GAAP measure to conduct or evaluate its business;

•	The economic substance behind management’s decision to use such a measure;

•	The material limitations associated with use if the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;

•	The manner in which managements compensates for these limitations when using the non- GAAP financial measure; and

•	The substantive reasons why management believes the non- GAAP financial measure provides useful information to investors.

Response:

Our Form 10-K/A includes the following paragraph which we believed address the bullet points described above:

“Management believes that “non-GAAP” EBITDAS provides an important decision metric due to the large amount of non-cash expenses incurred by the Company and its subsidiaries.  We believe that EBITDAS is a meaningful proxy for the operating cash flow activities since it excludes non-cash charges for depreciation and for stock based compensation charges that historically have been dependent on the vesting schedules of the underlying options granted rather than the operations of the business.”

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Ms. Kate Tillan
Securities and Exchange Commission
April 27, 2009
Page | 4

Management uses EBITDAS instead of net income for its internal budgeting and planning purposes because this income metric excludes non-cash expenses such as depreciation and amortization as well as SFAS 123R stock compensation charges which have limited bearing on in period operations and instead depend to a large degree on the volatility of the underlying stock and the difference between the market price and the exercise price of the options on the date of grant and as such are heavily reliant upon management estimates for these non-cash charges. EBITDAS presentation is useful for investors, some of whom have requested that we present financial information in this format, as it allows for another data point to measure the company’s ability to generate cash from operations    The material limitations of EBITDAS compared with Net Income are that it does not fully and accurately include all costs of operating each business segment, primarily for the non-cash charges mentioned above but also for interest expense and as such does not give a complete picture of the profitability of the Company that Net Income would provide.  To date, income tax expenses have been immaterial although as expected profitability is achieved income taxes will become more important.    We compensate for these limitations by (i) showing a complete reconciliation from net income to EBITDAS that lists out each difference, by each business segment, and (ii) providing detailed MD&A discussion on the differences as well as the EBITDAS and Net Income balance changes from period to period.

Results of Operations page 45

3.
We note from page 53 that you do not expect to incur costs associated with the DeWind GmbH insolvency. Please tell us and revise future filings beginning with your next 10-Q, to explain why that is the case.

Response:

The DeWind GmbH insolvency is a liquidation of a subsidiary domiciled in Germany.  Under German insolvency proceedings, the parent company is not obligated to fund insolvent subsidiaries and is not obligated for any expenses related to the insolvency.  A receiver that is appointed by the insolvency court administers the insolvency.  This receiver is independent of the Company.

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Ms. Kate Tillan
Securities and Exchange Commission
April 27, 2009
Page | 5

Financial Statements, page 55

Note 1. Organization and Significant Accounting Policies, page 69

Convertible Debt, page 73

4.
You disclose that you allocate the proceeds of the convertible debt between the conversion feature and the warrants on a relative fair value basis. You also disclose that you value the beneficial conversion feature based on its intrinsic value. As previously discussed in response 6 of your April 4, 2008 letter, please disclose in future filings beginning with your next 10-Q, how you considered paragraph 5 of EITF 00-27 in your accounting which requires you to first allocate the proceeds received to the convertible instrument and any other detachable instruments (such as detachable warrants) on a relative fair value basis and then determine the amount of any beneficial conversion feature based on the effective conversion price to measure the intrinsic value, if any, of the embedded conversion option.

Response:
We will modify Note 1 to the financial statements for the next and future 10-Q filings to reflect this clarification.

5.
Further, please disclose in future filings beginning with your next 10-Q, consistent with response 20 in your letter dated March 20, 2008 that you evaluated the variable conversion features and determined that they should be accounted for as equity and accounted for under EITF 98-5 and 00-27.

Response:
We will modify Note 1 to the financial statements for the next and future 10-Q filings to reflect this clarification.

6.
Please tell us  and in future filings, beginning with your next 10-Q, disclose the method (e.g., effectively yield method) you use to amortize the debt discount over the expected term of the convertible debt. See paragraph 9 of EITF 98-5.

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Ms. Kate Tillan
Securities and Exchange Commission
April 27, 2009
Page | 6

Response:
We use the effective yield method to amortize the debt discount over the expected term of the convertible debt.  We will modify Note 1 to the financial statements for the next and future 10-Q filings to reflect this clarification.

Note 9. Goodwill and Intangible Assets, page 81

7.
We note that goodwill is approximately 15% of your total assets as of September 30, 2008. Please tell us and disclose in the future filings, beginning with your next 10-Q, your accounting policies related to the testing of your goodwill for impairment. Include disclosure of when you annually test your goodwill for impairment and how you perform these tests. Refer to paragraphs 19-21 of SFAS 142.

Response:
Our recorded goodwill relates to our DeWind business segment and is allocated to the subsidiary entity level for the subsidiaries acquired.  At a minimum the Company reviews goodwill annually during the 10-K preparation process which occurs between September and November.  All goodwill relates to our DeWind business which is as yet unprofitable, therefore in practice we review the value of goodwill in conjunction with potential impairment of all long-term assets on a quarterly basis.  See Note 1 in Form 10-K/A on page 74 which effectively describes “Impairment of Long-Lived Assets” and description of key estimates on page 72 regarding the estimates used.  The process is to create a discounted cash flow model which provides an estimated implied fair value of the business segment.  This value is compared against the book value to determine if an impairment is potentially required.

Further, we are in the process of considering the sale of DeWind to a strategic investor as one of several possible business strategies. Under SFAS 142 para 28.e. this could qualify as an event that would require re-evaluation of goodwill if we determine that it is an appropriate business strategy.  As yet, we are soliciting bids for an investment or sale of this segment as one of several strategies for DeWind We currently have non-binding letters of intent that would potentially value this segment at a fair value premium to book value, including goodwill.  If we determine that this segment value were impaired or if any binding offer were signed where the price were to reduce below the book value due to deal price discounting, we would follow the guidance of para19-21 and potentially record a goodwill impairment.

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Ms. Kate Tillan
Securities and Exchange Commission
April 27, 2009
Page | 7

We will modify Note 1 to the financial statements for the next and future 10-Q filings to provide more clarification as to goodwill impairment review and timelines including any goodwill review relating to any potential divestiture of all or a part of DeWind.

8.
Further, we note your disclosure that you test your goodwill at least annually, normally at year end or when situations arise that may require re- evaluation. Please note that under paragraphs 26 and 28 SFAS 142, you should test your goodwill for impairment on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Further, the annual goodwill impairment test, while it may be performed any time during the fiscal year, should be performed at the same time every year. Please tell us and revise future filings, beginning with your next 10-Q, to clarify how you comply with SFAS 142.

Response:
See our response  to question 7 above.  We will test our goodwill for impairment in between annual tests if required under SFAS 142.

Item 9A. Controls and Procedures, page 100

9.
We note that while you discuss various material weaknesses in your internal control over financial reporting, you do not include a statement as to whether or not internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. Please amend your September 30, 2008 Form 10-K to provide the required management’s report on internal control over financial reporting, including a clear and definite statement on management’s conclusion as to whether internal controls over financial reporting were effective or were not effective at September 30, 2008.

Response:

Our Form 10-K/A filed in March 2009 provides a statement that management concluded our internal controls over financial reporting were not effective as of September 30, 2008.  Please reference page 101 of Form 10-K/A filed in March, 2009, which states:

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Ms. Kate Tillan
Securities and Exchange Commission
April 27, 2009
Page | 8

“During management's review of our internal control structure under Sarbanes-Oxley section 404, for the fiscal year ending September 30, 2008, we determined the following to be material weaknesses:

Entity level Processes and weaknesses. As of September 30, 2008, the following material weaknesses existed related to general processes and weaknesses for the entity taken as a whole:”

10.
We note that although you reference AS 5 in your definition of a material weakness on page 100, the definition that you provide is consistent with AS 2 and not AS 5. Please revise the disclosure in future filings, include any amendments, to correctly reference AS 2.

Response:

We will modify future filings to correctly reference AS 2, as appropriate.

Exhibit 31.1 and 31.2

11.
We note that you revised the language in paragraph 4 to replace the phrase “The registrant’s other certifying officer(s) and I are responsible” with “I am responsible” and omitted the end parentheses after “(as defined in Exchange Act Rules 13a-15(f) and 15d-15(f))”. We also note that in paragraphs 4(a) and 5 you replaced the words ‘our’ and ‘us’ with ‘my’ and ‘me’. In paragraph 5, you revised the language to replace the phrase “The registrant’s other certifying officer(s) and I have disclosed” with “I have disclosed”. In future filings, including any amendments, please revise the certifications so that the wording is consistent with Exhibit 31 of Item 601 of Regulation S-K.

Response:
We will revise the certifications in future filings as requested.

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Ms. Kate Tillan
Securities and Exchange Commission
April 27, 2009
Page | 9

Form 10-Q for the Quarterly Period Ended December 31, 2008

Financial Statements, page 3

Condensed Consolidated Statements of Operations, page 4

12.
Please explain to us why you present the minority interest in loss of consolidated subsidiary within the discounted operations section of the statement. Please tell us whether this loss is related to your variable interest in DeWind SWI Wind Farms, which you discuss in Note 11, and if so, tell us how you considered Rule 5-03 of Regulation S-X in determining the appropriate statement of operations presentations.

Response:
The $87,000 loss is related to the DeWind SWI Wind Farms and is not a portion of discontinued operations.  We note the following:

a)	The minority interest should be reordered to be moved above the discontinued operations section.
b)	The $87,000 loss is not material to the operations of the consolidated company.

We propose to re-order the minority interest to a position before discontinued operations for future Form 10-Q and 10-K filings.

Note 11. Variable Interest Entity, page 23

13.
Please tell us what the $3,511,000 in development that you accrued in your balance sheet as of December 31, 2008 represents. Please discuss the extent to which this item relates to the disclosure on page 34 of the purchase commitments to a vendor to complete a sizable portion of the balance of the plant for the first 10 megawatt wind farm. We note on page 14 your disclosure that the wind farm construction in progress account represents ‘prepaid wind farm construction costs.

Response:

The $3,511,000 million in development represents the unpaid balance of plant work for the turbine farm that was completed by the vendor as of December 31, 2008 and recorded in Accounts Payable and in fixed assets as part of the wind farm construction in progress.  The $3.5 million listed on page 34 represents the remainder of the wind farm balance of plant contract that was not completed by the vendor and therefore not accrued but which is disclosed as purchase commitments.

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515

Ms. Kate Tillan
Securities and Exchange Commission
April 27, 2009
Page | 10

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff.  Please do not hesitate to contact the undersigned by telephone at (949) 428-8500, or by facsimile at (949) 428-8515.

Very truly yours,

/s/ Domonic J. Carney
Domonic J. Carney
Chief Financial Officer
Composite Technology Corporation

2026 McGaw Ave., Irvine, CA, 92614  T (949) 428-8500  F (949) 428-8515